Exhibit 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in thousands of US dollars) For the year ended December 31, 2022 Dated: March 27, 2023

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Exchange Act Rule 13a-13(f)) is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;
ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.

provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2022, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2022, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2022, as stated in their reports.

/s/ “George Paspalas” George Paspalas President and Chief Executive Officer	/s/ “Fausto Di-Trapani” Fausto Di-Trapani Chief Financial Officer

March 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Investment in Juanicipio — Refer to Notes 1, 3d and 10 to the financial statements

Critical Audit Matter Description

The Company has a 44% ownership in the Juanicipio project where the remaining 56% interest is held by Fresnillo plc, who is also the operator. The Company has accounted for its interest in Juanicipio under the equity method which requires that the Company’s investment is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or distributions, the Company’s share of earnings and losses of Juanicipio, and any impairment losses after the initial recognition date.

We identified the accounting for the investment in Juanicipio as a critical audit matter because of the significance to the Company’s financial statements, and the judgments made by management when assessing the results of Juanicipio’s operations and the accounting judgments made by the operator of Juanicipio. This required an increased extent of effort, including the need to involve the auditor of Juanicipio and senior members of the engagement team.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accounting for the investment in Juanicipio included the following, among others:

●	Tested the effectiveness of controls related to the accounting for the Company’s investment in Juanicipio, which includes management’s receipt and review of Juanicipio financial information;
●	Tested contributions and distributions related to the investment in Juanicipio;
●	Evaluated significant judgments and estimates at the underlying investment in Juanicipio through oversight of the auditors of Juanicipio by;
–

Obtaining and assessing information from the auditors of Juanicipio to understand significant judgments and estimates, significant findings or issues identified by such auditor, actions taken to address them and conclusions reached;

●	Agreed the underlying information of the investment in Juanicipio to the audited financial information of Juanicipio; and
●

Performed procedures to evaluate subsequent events related to the investment in Juanicipio and to assess their impact, if any, on the financial information, up to the date of our auditor’s report on the Company’s financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2023

We have served as the Company's auditor since 1999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 27, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2023

MAG SILVER CORP.
Consolidated Statements of Income and Comprehensive Income
For years ended December 31, 2022 and 2021
(In thousands of US dollars, except for shares and per share amounts)

		2022	2021
	Note	$	$

Income from equity accounted investment in Juanicipio	10	40,767	15,686
General and administrative expenses	7	(12,352)	(11,361)
General exploration and business development		(193)	(102)
Exploration and evaluation assets written down	11	(10,471)	-
Operating income		17,751	4,223

Interest income		630	174
Foreign exchange (loss) gain		(366)	61
Income before income tax		18,015	4,458

Deferred income tax (expense) benefit	20	(371)	1,567
Net income for the year		17,644	6,025

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	9	(57)	(4,401)
Net of deferred tax benefit	20	7	597
Other comprehensive loss		(50)	(3,804)

Total comprehensive income		17,594	2,221

Basic and diluted earnings per share		0.18	0.06

Weighted average shares outstanding	13
Basic		98,420,906	95,181,258
Diluted		98,557,615	95,459,515

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Financial Position
As at December 31, 2022 and 2021
(In thousands of US dollars, unless otherwise stated)

	Note	December 31, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash		29,955	56,748
Accounts receivable	8	708	2,097
Prepaid expenses		1,232	526
		31,895	59,371
Non-current assets
Investments	9	11	1,179
Investment in Juanicipio	10	338,316	291,084
Exploration and evaluation assets	11	37,259	20,254
Property and equipment	12	348	484
		375,934	313,001
Total assets		407,829	372,372

Liabilities

Current liabilities
Trade and other payables		2,542	1,500
Current portion of lease obligation	12	121	110
		2,663	1,610
Non-current liabilities
Lease obligation	12	140	275
Deferred income taxes	20	2,921	2,557
Provision for reclamation		409	409
		3,470	3,241
Total liabilities		6,133	4,851

Equity

Share capital	13	559,933	543,927
Equity reserve		18,790	18,215
Accumulated other comprehensive income		784	1,798
Deficit		(177,811)	(196,419)
Total equity		401,696	367,521
Total liabilities and equity		407,829	372,372

Commitments and contingencies	19
Subsequent events	21

ON BEHALF OF THE BOARD (approved on March 24, 2023)

/s/ "Dale Peniuk"	/s/ "George Paspalas"
Director	President, CEO & Director

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and 2021
(In thousands of US dollars, except shares)

					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
		Shares	Amount	Reserve	income (loss)	Deficit	equity
	Note		$	$	$	$	$
Balance, January 1, 2021		94,813,122	496,604	16,906	10,628	(207,470)	316,668

Stock options exercised	13	75,066	1,315	(330)	-	-	985
Stock options exercised cashless	13	25,089	177	(177)	-	-	-
Restricted and performance share units converted	13	40,131	826	(826)	-	-	-
Deferred share units converted	13	159,810	1,663	(1,663)	-	-	-
Share-based payment	13	-	-	4,305	-	-	4,305
Issued for cash	13	2,691,000	43,242	-	-	-	43,242
Issued for property option payment	13	5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	9	-	-	-	(5,026)	5,026	-
Unrealized loss on equity securities	9	-	-	-	(4,401)	-	(4,401)
Deferred tax benefit on unrealized securities loss	9	-	-	-	597	-	597
Net income for the year		-	-	-	-	6,025	6,025
Balance, December 31, 2021		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Stock options exercised	13	100,678	1,399	(362)	-	-	1,037
Stock options exercised cashless	13	24,247	432	(432)	-	-	-
Restricted and performance share units converted	13	98,012	1,147	(1,147)	-	-	-
Deferred share units converted	13	86,295	871	(871)	-	-	-
Shares issued on acquisition of Gatling Exploration	6,13	774,643	11,212	-	-	-	11,212
Shares issued in settlement of Gatling Exploration liability	6,13	63,492	945	85	-	-	1,030
Share-based payment	13	-	-	3,302	-	-	3,302
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax		-	-	-	(964)	964	-
Unrealized loss on equity securities	9	-	-	-	(57)	-	(57)
Deferred tax benefit on unrealized securities loss	9	-	-	-	7	-	7
Net income for the year		-	-	-	-	17,644	17,644
Balance, December 31, 2022		98,956,808	559,933	18,790	784	(177,811)	401,696

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021
(In thousands of US dollars, unless otherwise stated)

		2022	2021
	Note	$	$

OPERATING ACTIVITIES
Net income for the year		17,644	6,025
Items not involving cash:
Depreciation and amortization	12	136	146
Deferred income tax expense (benefit)	20	371	(1,567)
Exploration and evaluation assets written down	11	10,471	-
Income from equity accounted Investment in Juanicipio	10	(40,767)	(15,686)
Share-based payment expense	13	3,250	4,256
Unrealized foreign exchange gain		(232)	(260)

Movements in non-cash working capital
Accounts receivable		243	116
Prepaid expenses		(705)	(17)
Trade and other payables		871	265
Net cash used in operating activities		(8,718)	(6,722)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	11	(12,018)	(7,169)
Acquisition of Gatling Exploration, net of cash acquired	6	(2,653)	-
Investment in Juanicipio	10	(8,864)	(74,136)
Interest received from Juanicipio entities	7	3,564	-
Proceeds from disposition of equity securities	9	1,111	6,371
Purchase of equipment	12	(35)	(5)
Net cash used in investing activities		(18,895)	(74,939)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	13	1,037	985
Issuance of common shares, net of share issue costs		-	43,242
Payment of lease obligation (principal)	12	(109)	(91)
Net cash from financing activities		928	44,136

Effect of exchange rate changes on cash		(108)	265

Decrease in cash during the year		(26,793)	(37,260)
Cash, beginning of year		56,748	94,008
Cash, end of year		29,955	56,748

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the New York Stock Exchange American (“NYSE American”) in the United States of America.

MAG is a Canadian development and exploration company focused on becoming a top-tier silver dominant precious metals company by exploring and advancing high-grade, district scale projects in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio Project (Note 10 “Investment in Juanicipio”) located in Zacatecas, Mexico, which has substantially completed construction and has started commissioning of a 4,000 tonnes per day processing plant. Final testing for the process plant connection to the power grid was conducted during the fourth quarter of 2022. The Juanicipio Project  toll milled its mineralized material at two nearby Fresnillo plc (“Fresnillo”) facilities. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The Company’s direct and indirect capital and operating costs are affected by the cost of commodities and goods such as  fuel, electrical power, explosives and supplies. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour. As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of (due to inflation, supply chain disruptions, rising interest rate environment, pandemics, impacts of the Russia and Ukraine conflict, or otherwise), or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition and results of operations.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) .

These audited consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These audited consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 24, 2023.

(b)	Principles of consolidation

These audited consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at December 31, 2022 is Minera Los Lagartos, S.A. de C.V., a Mexican incorporated company. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These audited consolidated financial statements also include the Company’s 44% interest in each of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) (Note 10, “Investment in Juanicipio”), which both associates (Note 3) are accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

3.	MATERIAL ACCCOUNTING POLICY INFORMATION

The accounting policies applied in the preparation of these audited consolidated financial statements have been applied consistently for all periods presented.

The significant judgements the Company made in applying its accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in Note 5.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(a)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, foreign currency denominated monetary assets and liabilities are translated using the period end foreign exchange rate whereas non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value in a foreign currency are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(ii)	Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and its associates, including the Juanicipio Project, is the United States dollar (“US$”).

The Company’s reporting and presentation currency is the United States dollar (“US$”).

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

(c)	Inventories

Inventories include production inventory, and materials and supplies inventory.

All inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and estimated costs necessary to make the sale.

(i)	Production inventories

Production inventory consists of stockpiled ore, work-in-process, and concentrate.

The cost of production inventories includes:

●	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of mineralized material;
●	amortization of property, plant and equipment used in the extraction and processing of mineralized material; and

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

●	related production overheads.

The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered.

(ii)	Materials and supplies inventory

An allowance for obsolete and slow-moving inventories is determined by reference to specific items of inventory based on usage profile. A regular review is undertaken to determine the extent of such an allowance.

(d)	Investments in associates

The Company conducts the majority of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in each of Minera Juanicipio, S.A. de C.V. and Equipos Chaparral, S.A. de C.V., both Mexican incorporated companies (Note 10, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investment in associates using the equity method. The Company aggregates its disclosures required under IFRS for interests in associates effectively involved in advancing the same business objective. Under the equity method, the Company’s investments in associates are initially recognized at cost and subsequently increased or decreased to reflect additional contributions or distributions and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the year. Intercompany interest on loans from the Company to its associates is recorded  against its share of income from equity accounted investment, rather than as a separate line item in profit or loss. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investments in associates as of December 31, 2022 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in profit and loss. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit and loss in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(e)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If no mineable ore body is discovered, such costs are expensed or written-off in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit and loss. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit and loss in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(f)	Property, plant and equipment and mine development costs

Property, plant and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization of the 44% owned Juanicipio mine and plant is a component of the Company’s share of income (loss) from its equity investment in Juanicipio. With the exception of mobile equipment being amortized on a straight line basis over its useful life, the majority of the mine and plant will be amortized over tonnes processed from proven and probable reserves, on a UOP basis, once each component enters commercial production. The mine entered commercial production in January 2022 whereas the plant was not yet in commercial production as at December 31, 2022. Similar to the mine and plant, the Company’s corporate oversight costs associated with the Juanicipio Project are capitalized, and amortized on a UOP basis once in commercial production.

Amortization on 100% owned and controlled assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Exploration assets that become a mineable ore body are reclassified to mineral properties.

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer and office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-use asset	straight-line over the earlier of the end of the
lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(g)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently amortized on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the consolidated statements of financial position and the lease obligation in its own line item on the consolidated statements of financial position.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(h)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

A provision for mine closure cost is made in respect of the estimated future costs of closure, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) based on a mine closure plan, in the accounting period when the related environmental disturbance occurs. The provision is discounted and the unwinding of the discount is included within finance costs. At the time of establishing the provision, a corresponding asset is capitalized where it gives rise to a future economic benefit and is depreciated over future production from the mine to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates or life of operations. Changes to estimated future costs are recognised in the statement of financial position by adjusting the mine closure cost liability and the related asset originally recognized.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Decommissioning assets depreciate over the estimated production period of the mining and processing facilities. The depreciation and amortization charge is recognized in profit or loss as part of production costs.

(i)	Income taxes

Income tax is comprised of current and deferred tax. Income tax is recognized in the consolidated statements of profit and loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on taxable income for the year of each entity in the consolidated group, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit and loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit and loss in the period in which they arise.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(ii)	Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value in other comprehensive income (loss) is not recycled to profit and loss but transferred only within equity.

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s loans to Mineria Juanicipio, S.A. de C.V. and Equipos Chaparral, S.A. de C.V., and accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition.

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

(k)	Debt

Debt is initially recorded at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of profit and loss over the period of the debt using the effective interest method.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(l)	Share capital

The Company records proceeds from share issuances net of issue costs. The Company records proceeds from the exercise of stock options as share capital in the amount for which the option enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at the fair value of the non-monetary consideration received, or at the fair value of the shares issued if the fair value of the non-monetary consideration cannot be measured reliably, on the date of issue.

(m)	Share-based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted for actual forfeitures at each reporting period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(n)	Revenue

The Juanicipio Project recognizes revenue for silver, gold, lead and zinc from concentrate sales, net of treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customer’s plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Juanicipio revenues are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market for changes in price differences each period prior to final settlement. The Juanicipio Project also adjusts estimated metal quantities (which represents variable consideration) used in computing provisional revenues using new information and assay data from the smelter/refinery as it is received (if any). MAG only includes in the transaction price an amount which is not highly likely to be subject to significant subsequent revenue reversal. A provisional payment is generally due by the 15th of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity with the customer. The principal risks associated with recognition of revenues on a provisional basis include metal price fluctuations and updated quantities between the date the sale is recorded and the date of final settlement.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(o)	Income per common share

Basic income per share is based on the weighted average number of common shares outstanding during the period.

Diluted income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

(p)	Asset acquisitions

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

4.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During the year 2022, the Company early adopted Amendments to International Accounting Standards (“IAS”) 1 Presentation of Financial Statements (effective January 1, 2023). These amendments require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial. The implementation of these amendments did not have a significant impact on the disclosure of accounting policy information for the Company’s December 31, 2022 annual financial statements.

Except for IAS 1 discussed above, and those standards or amendments to standards that were early adopted in a prior year, there were no new standards or amendments to standards effective January 1, 2022 that impacted the Company’s consolidated financial statements.

(b)	Accounting standards and amendments issued but not yet adopted

The Company has not applied the following amendments to standards that have been issued but are not yet effective:

●

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (effective January 1, 2023) introduce a definition of ‘accounting estimates’ and clarify the difference between changes in accounting policies and changes in accounting estimates. These amendments will impact changes in accounting policies and changes in accounting estimates made after these amendments are adopted by the Company. Management is currently assessing the impact of these amendments.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

●

Amendments to IAS 12, Income Taxes (effective January 1, 2023) clarify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of the related asset and liability. Management reviewed its global tax provision and concluded that there were no deferred taxes being netted or not recognized from a single tax treatment and has not applied the initial recognition exemption. Management expects no changes will be required to the Company’s tax provision as a result of these amendments.

●	Amendments to IAS 1, Presentation of Financial Statements (effective January 1, 2023 and 2024, respectively):
o

Clarify the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer or accelerate settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendments also introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. Management is currently assessing the impact of these amendments.

o

Clarify that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current. In addition, the amendments require a company to disclose information about these covenants in the notes to the financial statements. Management is currently assessing the impact of these amendments.

●

Amendments to IFRS 16, Leases (effective January 1, 2024) explain how an entity accounts for a sale and leaseback after the transaction date. The amendments clarify how a seller-lessee should subsequently measure lease liabilities and when it is appropriate to record a gain or loss on these transactions. The amendments apply to all sale and leaseback transactions entered since the effective date of IFRS 16 ( January 1, 2019) and the effective date of this amendment. Management is currently assessing the impact of these amendments.

There are no other IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the consolidated financial statements on the Company.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

5.	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

(a)	Significant judgements

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in Note 3.

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting period if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of profit and loss in the period when the new information becomes available.

As at December 31, 2022 and December 31, 2021, the Company did not have any indicators of impairment.

(iii)	Commercial production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences. In determining commercial production and when the mine and processing facility are available for use in the manner intended by management, the following factors are considered:

●	Operational commissioning of major mine and plant components is complete;
●	Intended operating results are being achieved consistently for a period of time (i.e. consistent level of throughput, sustained plant recovery levels, etc);
●	There are indicators that these operating results will be continued; and
●

Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Significant estimates used in the preparation of these financial statements include: estimates of the recoverable amount and any impairment of exploration and evaluation assets, mine development costs, and investment in associates; recovery of receivable balances including value added taxes; estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist; estimates of mineral stockpile inventory valuation; recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; provisions including closure and reclamation; contingent liabilities; share-based payment expense; and income tax provisions. Further details follow:

(i)	Revenue

Revenue recorded at the Juanicipio Project, which is reflected as a component in the Company’s profit or loss from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

(ii)	Value Added Tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

(iii)	Inventory valuation

Ore stockpiles, work-in-process and concentrates are valued at the lower of cost and net realizable value. The assumptions used in the valuation of inventories include estimates of the amount of estimated recoverable silver and other metals in the ore stockpiles and other in-process inventories, estimated future production costs to convert the inventory into saleable form and associated selling costs, and an assumption of the silver, gold, zinc and lead prices expected to be realized. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its ore stockpiles, work-in-process and concentrates inventories, which would reduce earnings and working capital.

(iv)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(v)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

(vi)	Fair value measurement: share-based compensation

The Company uses valuation techniques (Note 3(m)) in measuring the fair value of equity-settled share-based payment awards, which requires the Company to make certain estimates, judgements, and assumptions in relation to the expected life, expected volatility, expected risk-free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgements, and assumptions include stock options expected life, expected volatility, expected risk-free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgements, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

6.	ACQUISITION OF GATLING EXPLORATION INC.

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project (the “Larder Project”). Under the terms of the Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

MAG issued a total of 774,643 common shares to the shareholders of Gatling in connection with the Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants (Note 13). A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 common shares of the Company.

The Company has determined that the Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

The purchase price allocation requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed.

The following tables summarize the fair value of the consideration given and the fair values of identified assets and liabilities recognized as a result of the Transaction.

Total shares issued on close:	774,643

$
MAG share price -C$	18.54
USD exchange rate	0.7807
MAG share price - US$	14.47

Value of shares on close of Transaction	11,212
Value of convertible note receivable	2,392
Value of replacement options and warrants	85
Transaction costs	350
Value of consideration paid	14,039

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payable and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended
	December 31,	December 31
	2022	2021
	$	$
Accounting and audit	606	517
Depreciation and amortization (Note 12)	136	146
Filing and transfer agent fees	335	274
General office expenses	530	647
Insurance	2,024	1,316
Legal	244	161
Management compensation and consulting fees	4,648	3,736
Share-based payment expense (Note 13)	3,250	4,256
Shareholder relations	419	273
Travel	160	35
	12,352	11,361

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

8.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2022	2021
	$	$
Receivable from Minera Juanicipio (Notes 10 & 18)	323	1,944
Value added tax ("IVA" and "GST")	382	152
Other receivables	3	1
	708	2,097

9.	INVESTMENTS

The continuity of the Company’s investments in equity securities is as follows:

	December 31,	December 31,
	2022	2021
	$	$
Equity securities, beginning of year	1,179	11,951
Disposition of equity securities at fair value	(1,111)	(6,371)
Unrealized loss for the period	(57)	(4,401)
Equity securities, end of year	11	1,179

During the year ended December 31, 2022, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $1,111 ( December 31, 2021: $6,371). In addition, the Company recognized a gain on disposal of $964 (net of $147 tax) ( December 31, 2021: $5,026 net of $784 tax) which was transferred from other comprehensive income (loss) to deficit. During the year ended December 31, 2022, the Company recorded an unrealized loss of $57 ( December 31, 2021: $4,401) on its investment in equity securities designated as fair value through other comprehensive income (“FVTOCI”) instruments. A deferred tax benefit related to this unrealized loss was also recorded for the year ended December 31, 2022 amounting to $7 ( December 31, 2021: $597) in other comprehensive loss.

10.	INVESTMENT IN JUANICIPIO

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” and in reference to the project, the “Juanicipio Project.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at December 31, 2022, as publicly reported.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

Changes during the year of the Company’s investment relating to its interest in Juanicipio is detailed as follows:

	December 31,	December 31,
	2022	2021
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	719	620
Interest earned, net of interest contributed to Investment in Juanicipio	(2,394)	(1,316)
Cash contributions and advances to Juanicipio (Note 18) (1)	8,140	73,524
Total for the year	6,465	72,828
Income from equity accounted Investment in Juanicipio (2)	40,767	15,686
Balance, beginning of year	291,084	202,570
Balance, end of year	338,316	291,084

(1)  A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans.  The majority of the interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and as a result capitalized interest recorded by the Company on the loan totaling $2,992 for the year ended December 31, 2022 ( December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry (Note 18). Offsetting this amount in the year ended December 31, 2022, was interest receivable of $419 ( December 31, 2021: nil) which was converted into additional shareholder loans and $179 ( December 31, 2021: nil) which was converted into additional shareholder capital. In addition, during the year ended December 31, 2022, $3,564 (net of tax) of interest payments were received from Juanicipio ( December 31, 2021: nil).

(2) Represents the Company’s 44% share of Juanicipio’s net income for the period, as determined by the Company.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	For the year ended
	December 31,	December 31,
	2022	2021
	$	$

Revenue	215,736	75,393
Cost of sales:
Production cost	61,985	15,329
Depreciation and amortization	20,913	-
Cost of sales	82,898	15,329
Gross profit	132,838	60,064
Consulting and administrative expenses	(8,436)	(1,929)
Extraordinary mining duty	(349)	(337)
	124,053	57,798
Exchange losses and other	(7,458)	(1,363)
Income tax expense	(26,348)	(20,784)

Income for the year	90,247	35,651

MAG's 44% equity income	39,709	15,686
Loan interest on mining assets - MAG 44%	1,058	-
MAG's 44% equity income	40,767	15,686

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Juanicipio Statements of Financial Position

	December 31, 2022	December 31, 2021
	$	$
Assets

Current assets
Cash and cash equivalents	1,102	18,972
Value added tax and other receivables	13,945	25,580
Concentrate sales receivable	24,098	18,853
Inventories
Materials and supplies	10,081	-
Stockpiles	26,020	3,234
Prepaids and other assets	7,756	104
	83,002	66,743
Non-current assets
Right-of-use assets	1,336	2,052
Mineral interests, plant and equipment	779,735	644,609
Deferred tax assets	11,259	5,254
	792,330	651,915
Total assets	875,332	718,658

Liabilities

Current liabilities
Payables	34,678	19,364
Interest and other payables to shareholders	13,460	4,279
Income tax payable	36,259	3,471
	84,397	27,114
Non-current liabilities
Lease obligation	1,329	2,053
Provisions
Reserves for retirement and pension	29	20
Reclamation and closure	3,073	4,050
Deferred tax liabilities	22,242	31,266
	26,673	37,389
Total liabilities	111,070	64,503

Equity

Shareholders equity including shareholder advances	764,262	654,155
Total equity	764,262	654,155
Total liabilities and equity	875,332	718,658

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Juanicipio Statements of Cash Flows

	For the year ended
	December 31,	December 31,
	2022	2021
Operating activities
Income for the year	$90,247	$35,651
Items not involving cash
Income tax expense	17,884	13,837
Special mining tax	8,465	3,769
Depreciation	20,913	-
Write-down of fixed asset	3,675	-
Other	6,007	419

Change in non-cash operating working capital	(17,931)	1,656
Net cash provided from operating activities	129,260	55,332

Investing activities
Capital expenditures including plant,mine development and exploration	(156,040)	(254,830)
Other	282	-
Net cash used in investing activities	(155,758)	(254,830)

Financing activities
Shareholder loans and other capital provided by partners	18,500	167,100
Interest paid to shareholders	(9,460)	-
Payment of lease obligations	(854)	(412)
Other	255	-
Net cash provided from financing activities	8,441	166,688

Effects of exchange rate changes on cash and cash equivalents	187	279

Decrease in cash and cash equivalents	(17,870)	(32,531)

Cash and cash equivalents, beginning of year	18,972	51,503

Cash and cash equivalents, end of year	$1,102	$18,972

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

The Juanicipio beneficiation plant, which was recently energized with the connection to the national power grid in December 2022, has commenced commissioning and full-scale ramp up of milling activities. The operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo). Since August of 2020, mineralized development material and more recently stope material from the underground mine is being processed at Fresnillo’s nearby processing plants. This processing was originally targeted at an average nominal rate of 16,000 tonnes per month, but as a result of the delay with the connection of the beneficiation plant to the national power grid, has since increased to an average of 54,000 tonnes per month for the year ended December 31, 2022.

Expenditures on mineral interests, plant and equipment capitalized directly by Juanicipio for the year ended December 31, 2022 amounted to $160,112 ( December 31, 2021: $262,829). Depreciation on mining equipment, infrastructure and mineral assets, excluding the plant, has been recognised on a UOP basis for the year ended December 31, 2022. As the plant has not reached commercial production as at December 31, 2022, plant depreciation on a UOP basis has not commenced.

11.	EXPLORATION AND EVALUATION ASSETS

(a)

In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in December 2022. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,350 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of December 31, 2022, the Company has incurred $19,358 of eligible exploration expenditures on the property). As at December 31, 2022, the Company has also bonded and recorded a $409 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)

During the year ended December 31, 2022, through the acquisition of Gatling the Company acquired 100% of the Larder Project in Ontario (Note 6). As at December 31, 2022, the Company incurred $2,488 spend after acquisition costs, of which the majority, $1,232 were drilling costs.

(c)

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the property’s full carrying amount of $10,471 during the year ended December 31, 2022.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on these projects:

	December 31,	December 31,
	2022	2021
	$	$
Black Hills
Acquisition	-	100
Total acquisition costs	-	100
Geochemical	5	83
Camp and site costs	1	10
Geological consulting	127	898
Geophysical	3	126
Land taxes and government fees	7	493
Legal, community and other consultation costs	46	215
Travel	2	95
Total for the year	191	2,020
Balance, beginning of year	10,280	8,260
Less: Amounts written off	(10,471)	-
Total Black Hills Project cost	-	10,280
Deer Trail
Acquisition	-	909
Option and other payments	210	-
Total acquisition costs	210	909
Geochemical	422	241
Camp and site costs	713	1,004
Drilling	6,255	3,542
Geological consulting	964	2,651
Geophysical	325	183
Land taxes and government fees	232	514
Legal, community and other consultation costs	303	594
Travel	167	336
Total for the year	9,591	9,974
Balance, beginning of year	9,974	-
Total Deer Trail Project cost	19,565	9,974
Larder Project
Acquisition (Note 6)	15,187	-
Option and other payments	19	-
Total acquisition costs	15,206	-
Geochemical	112	-
Camp and site costs	127	-
Drilling	1,232	-
Geological consulting	450	-
Geophysical	314	-
Land taxes and government fees	19	-
Legal, community and other consultation costs	176	-
Travel	58	-
Total Larder Project Cost	17,694	-

Total Exploration and Evaluation Assets	37,259	20,254

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Included in exploration and evaluation assets at December 31, 2022, were liabilities for trade and other payables of $695 ( December 31, 2021: $518).

12.	PROPERTY AND EQUIPMENT

As at December 31, 2022, the following is the continuity of the Company’s property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Lease Obligation below)	Total
	$	$	$	$
Balance, January 1, 2021	487	411	550	1,448
Additions	2	3	(5)	-
Balance, December 31, 2021	489	414	545	1,448
Additions	-	35	8	43
Balance, December 31, 2022	489	449	553	1,491

Accumulated depreciation and amortization	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
Balance, January 1, 2021	460	111	202	773
Depreciation and amortization	8	45	138	191
Balance, December 31, 2021	468	156	340	964
Depreciation and amortization	6	43	130	179
Balance, December 31, 2022	474	199	470	1,143

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
At December 31, 2021	21	258	205	484
At December 31, 2022	15	250	83	348

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

	December 31,	December 31,
	2022	2021
	$	$
Undiscounted minimum lease payments
Less than one year	143	154
Two to three years	150	314
	293	468
Effect of discounting	(32)	(83)
Present value of minimum lease payments - total lease obligation	261	385
Less: current portion	(121)	(110)
Long-term lease obligation	140	275

For the year ended December 31, 2022, the Company recognized $42 ( December 31, 2021: $58) of interest expense on the lease obligation which is included in ‘General office expenses’.

13.	SHARE CAPITAL

(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at December 31, 2022, there were 98,956,808 common shares outstanding ( December 31, 2021: 97,809,441).

	December 31,	December 31,
	2022	2021
Basic weighted average number of shares outstanding	98,420,906	95,181,258
Effect of dilutive common share equivalents (1)	136,709	278,257
Diluted weighted average number of shares outstanding	98,557,615	95,459,515
Antidilutive securities (1)	1,339,621	1,758,913

(1)

For the year ended December 31, 2022, stock options totaling 627,008 ( December 31, 2021: 813,887), restricted and performance share units totaling 292,498 ( December 31, 2021: 247,752), and deferred share units totaling 420,115 ( December 31, 2021: 383,078) were excluded from the computation of diluted income per share due to vesting criteria not being met during the year.

During the year ended December 31, 2022, 100,678 stock options were exercised ( December 31, 2021: 75,066) for cash proceeds of $1,037 ( December 31, 2021: $985). An additional 105,344 stock options ( December 31, 2021: 54,274) were exercised under the cashless exercise provision of the Company stock option plan whereby 24,247 ( December 31, 2021: 25,089) shares were issued in settlement of the stock options and the remaining 81,097 stock options were cancelled ( December 31, 2021: 29,185).

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2022, 7,694 restricted share units and 90,318 performance share units were converted into common shares ( December 31, 2021: 31,620 and 8,511 respectively).

During the year ended December 31, 2022, 86,295 deferred share units ( December 31, 2021: 159,810) were converted into common shares by a former director of the Company.

During the year ended December 31, 2021, 5,223 shares were issued in lieu of a $100 mineral property option payment.

During the year ended December 31, 2021, the Company closed a bought deal financing and issued 2,691,000 shares at $17.15 per share for gross proceeds of $46,151 (net proceeds of $43,242).

During the year ended December 31, 2022, the Company issued 774,643 common shares to acquire Gatling (Note 6). Additionally, 63,492 common shares were issued to Gatling executive management in settlement of change of control liability. Concurrently the Company issued 43,675 replacement stock options and 53,508 replacement warrants pertaining to the Gatling Transaction and are discussed below.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 13(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at December 31, 2022, there were 1,012,794 stock options ( December 31, 2021: 988,727 stock options) outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation and Human Resources Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s option activity, excluding the Gatling replacement options, for the year:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2022	(C$/option)	2021	(C$/option)

Outstanding, beginning of year	988,727	16.77	1,018,067	16.07
Granted	230,089	18.86	100,000	22.40
Exercised for cash	(100,678)	13.79	(75,066)	16.48
Exercised cashless	(105,344)	16.52	(54,274)	14.44

Outstanding, end of year	1,012,794	17.56	988,727	16.77

During the year ended December 31, 2022, 230,089 stock options to employees and consultants were granted ( December 31, 2021: 100,000) with a weighted average grant date fair value of $1,466 (C$1,859) or $6.37 (C$8.08) per option.

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,	December 31,
	2022	2021
Risk-free interest rate	2.58%	0.53%
Expected volatility	61%	58%
Expected dividend yield	nil	nil
Expected life (years)	3	3

During the year ended December 31, 2022, 206,022 stock options were exercised ( December 31, 2021: 129,340) with a weighted average market share price at the date of exercise of C$21.15 ( December 31, 2021: C$22.35).

The following table summarizes the Company’s stock options, excluding the Gatling replacement options, outstanding and exercisable as at December 31, 2022:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
12.75	1,565	1,565	1.85
13.46	219,213	219,213	1.28
14.98	261,774	165,008	2.16
17.02	100,000	-	4.38
20.20	120,898	-	4.27
21.26	50,000	16,666	3.92
21.29	9,191	-	4.27
21.57	200,153	133,434	2.94
23.53	50,000	16,667	3.05
12.75 - 23.53	1,012,794	552,553	2.74

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2022, the Company recorded share-based payment expense of $1,445 ( December 31, 2021: $1,564) relating to stock options vested to employees and consultants in the period of which $52 ( December 31, 2021: $49) was capitalized to exploration and evaluation assets.

During the year ended December 31, 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition with a fair value of $84 (C$107) or $1.92 (C$2.45) per option which are summarized in the following table. During the year ended December 31, 2022, 2,559 replacement stock options expired unexercised.

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	1.55
21.68 - 21.93	9,986	9,986	1.62
25.80	4,264	4,264	1.05
26.37 - 26.41	11,090	11,090	0.97
39.86 - 39.91	14,070	14,070	0.56
21.40 - 39.91	41,116	41,116	1.02

(c)	Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 13(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

During the year ended December 31, 2022, 84,644 RSUs were granted ( December 31, 2021: 10,000) under the Company’s Share Unit Plan with 52,182 vesting in 12 months, 16,228 vesting in 24 months and another 16,234 vesting in 36 months. The RSUs had a weighted average grant date fair value of $14.71 per RSU ( December 31, 2021: $18.44) as determined using the fair market value of the common shares on the date of grant. During the year ended December 31, 2022, 7,694 RSUs ( December 31, 2021: 31,620) were converted and settled with an equivalent number of common shares.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2022, 87,375 PSUs were granted ( December 31, 2021: nil) under the Company’s Share Unit Plan with a five-year term. Of the grant, 65,531 PSUs vest upon the achievement of specified performance targets over a three-year performance period. The remainder of the grant, 21,844 PSUs are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 50% (10,922 PSUs) to 150% (32,766 PSUs). The PSUs had a weighted average grant date fair value of $16.10 per PSU.

The three-year performance period for the 2019 PSU grant ended on April 2022 and resulted in a PSU vesting of 96.92% or 84,960 PSUs. Consequently, 2,704 PSUs did not vest and were cancelled.

During the year ended December 31, 2022, 90,318 PSUs ( December 31, 2021: 8,511) were converted and settled with an equivalent number of common shares.

As at December 31, 2022, there were 231,254 PSUs and 101,059 RSUs issued and outstanding ( December 31, 2021: 240,765 and 24,109 respectively) under the Share Unit Plan, of which 23,400 PSUs and 16,415 RSUs had vested ( December 31, 2021: 6,346 PSUs and 10,776 RSUs) and are convertible into common shares of the Company. Included in the PSUs at December 31, 2022 are 62,050 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year period, resulting in a PSU target vesting range from 50% (31,025 PSUs) to 150% (93,075 PSUs).

During the year ended December 31, 2022, the Company recognized a share-based payment expense of $1,350 ( December 31, 2021: $1,533) relating to RSUs and PSUs vesting in the period.

(d)	Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2022, 32,426 DSUs were granted under the plan and 4,611 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash ( December 31, 2021: 54,213 and 5,818 respectively). A DSU share-based payment expense of $507 was recorded in the year ended December 31, 2022 ( December 31, 2021: $1,208). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the year ended December 31, 2022, 86,295 DSUs ( December 31, 2021: 159,810) were converted and settled in common shares by a former director of the Company. As at December 31, 2022, there are 420,115 DSUs ( December 31, 2021: 469,373) issued and outstanding under the DSU Plan, all of which have vested.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2022, there are 1,765,222 common shares ( December 31, 2021: 1,722,974) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 1.78% ( December 31, 2021: 1.76%) of the issued and outstanding common shares on a non-diluted basis, and there are 4,172,186 ( December 31, 2021: 4,145,592) share-based awards available for grant under these combined share compensation arrangements.

(e)	Replacement warrants

During the year ended December 31, 2022, the Company issued 53,508 replacement warrants pursuant to the Gatling acquisition (Note 6) summarized in the table below:

During the year ended December 31, 2022, 34,418 replacement warrants expired unexercised.

Exercise price	Number	Number	Weighted average remaining
(C$/warrant)	outstanding	exercisable	contractual life (years)
35.17	10,893	10,893	0.52
35.18	1,599	1,599	0.52
35.21	6,177	6,177	0.52
35.27	319	319	0.52
35.29	102	102	0.52
35.17 - 35.29	19,090	19,090	0.52

14.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	December 31,	December 31,
	2022	2021
	$	$
Equity	401,696	367,521
Lease obligation (Note 12)	261	385
Cash	(29,955)	(56,748)
Investments (Note 9)	(11)	(1,179)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $29,233 as at December 31, 2022. The Company may require additional capital in the future to meet its future project and other related expenditures (Notes 10, 11, and 19). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

As at December 31, 2022, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. In the fourth quarter of 2021, the Company signed a commitment letter for a fully underwritten $40,000 revolving credit facility subject to the completion of definitive documentation.

15.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of mineral projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 10). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at December 31, 2022.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its underground mining operation as described in Note 10. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex and Fresnillo have a good history and the Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries, as generally cash is only sent to them to cover current planned expenditures.

(iii)	Mexican value added tax

As at December 31, 2022, the Company had a payable of $507 to the Mexican government from interest received on the loan to the Juanicipio Entities, offset by a receivable of $75 (Note 8) for value added tax. As at December 31, 2022, Juanicipio, in which the Company has a 44% interest, had a receivable of $13,853 from the Mexican government for value added tax (Note 10) (MAG’s attributable portion $6,095). Management expects the balances to be fully recoverable within both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statement of financial position, as follows:

	December 31,	December 31,
	2022	2021
	$	$
Cash	29,955	56,748
Accounts receivable (Note 8)	708	2,097
Loan to the Juanicipio Entities (Notes 10 & 18) (1)	104,653	106,036
	135,316	164,881

(1) The expected credit losses take into account future information of the credit worthiness of Juanicipio and are not considered significant.

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (Notes 10, 11 and 19). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Exposure to currency risk

As at December 31, 2022, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$

Cash	8	635
Accounts receivable	70	294
Investments	-	11
Accounts payable	(543)	(1,431)
Lease obligations	-	(262)
Net liabilities exposure	(465)	(752)

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary liabilities at December 31, 2022 is 8.9 million pesos ( December 31, 2021: 3.4 million net peso denominated monetary asset). A 10% appreciation or depreciation in the peso against the US$ would have immaterial effect on the Company’s income (loss) before tax.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 10). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 10) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at December 31, 2022 is 744 million pesos ( December 31, 2021: 33.1 million net peso denominated monetary assets). A 10% appreciation in the peso against the US$ would result in a loss before tax at December 31, 2022 of $4,269 ( December 31, 2021: $178 gain) in Juanicipio, of which the Company would record its 44% share being $1,878 loss from equity investment in Juanicipio ( December 31, 2021: $78 income), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain ( December 31, 2021: loss).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary liabilities at December 31, 2022 is C$1.1 million ( December 31, 2021: C$5.1 million net monetary assets). A 10% appreciation or depreciation in the C$ against the US$ would have immaterial effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

(f)	Political and country risk

The Company conducts operations in Canada, the United States of America and Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalties and tax increases or claims by government bodies, rising interest rates, supply chain constraints and general cost escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, expropriation or nationalization, foreign exchange controls, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude of foreign countries may substantially affect the Company’s exploration, development and production activities.

16.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at December 31, 2022	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments (Note 9)(1)	11	-	-	11

As at December 31, 2021	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments (Note 9)(1)	1,179	-	-	1,179

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2022 or during the year ended December 31, 2021.

17.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Project, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

18.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2022	2021
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	372	436
Travel and expenses	30	29
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	54	54
Field exploration services	165	167
Share-based payments (Note 13)	456	477
	1,077	1,163

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2022 is $104 related to these services ( December 31, 2021: $22).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2022 (%)	2021 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2022, Fresnillo and the Company have advanced $237,857 as shareholder loans (MAG’s 44% share $104,653) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. Prior to January 1, 2022, the interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment. However, with the mine being brought to commercial production in 2022, a portion of the interest accrued within Juanicipio is now being expensed whereas the remainder, pertaining to the plant, keeps being capitalized. Capitalized interest recorded by the Company on the loans totaling $2,992 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (Note 10).

During the year ended December 31, 2022, compensation of key management personnel (including directors) was as follows:

		For the year ended
	December 31,	December 31,
	2022	2021
	$	$
Salaries and other short term employee benefits(1)	2,457	1,941
Share-based payments (Note 13)	1,774	2,219
	4,231	4,160

(1)	Includes $382 severance paid to a former executive of the Company.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Sustainability Officer.

19.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2022 for committed exploration work and committed other obligations.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures (3)	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Contractual commitments	710	297	338	75	-
Total Obligations and Commitments	710	297	338	75	-

(1)

Although the Company makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $16,234 ( December 31, 2021: $36,682) and purchase orders issued for project capital, sustaining capital, and continuing operations total $31,575 ( December 31, 2021: $43,584), with respect to the Juanicipio Project on a 100% basis as at December 31, 2022.

(3)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 11 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

20.	INCOME TAXES

The income taxes recognized in profit or loss are as follows:

	For the year ended
	December 31,	December 31,
	2022	2021
	$	$
Deferred tax (expense) benefit	(371)	1,567
Total income tax (expense) benefit	(371)	1,567

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	For the year ended
	December 31,	December 31,
	2022	2021
	$	$
Income for the year before income taxes	18,015	4,458
Statutory tax rate	27%	27%

Income tax expense computed at statutory rates	(4,864)	(1,204)
Share based payments	(878)	(1,149)
Mexican inflationary adjustments	2,429	800
Differing effective tax rate on loss in foreign jurisdiction	(1,156)	(430)
Equity accounted earnings from Investment in Juanicipio	13,060	4,944
Withholding tax on planned foreign earnings repatriation	(2,921)	(793)
Unrecognized deferred tax (liabilities) assets	(7,239)	941
Impact of foreign exchange and other	1,198	(1,542)
Total income tax (expense) benefit	(371)	1,567

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
	2022	2021
	$	$
Deferred income tax assets
Exploration and evaluation assets	-	806
Non-capital losses	3,993	4,618
	3,993	5,424

Deferred income tax liabilities
Property and equipment	(826)	(519)
Investment in Juanicipio	(5,880)	(7,304)
Investments	(208)	(158)
	(6,914)	(7,981)

Net deferred income tax liability	(2,921)	(2,557)

The Company's movement of net deferred tax liabilities is described below:

	December 31,	December 31,
	2022	2021
	$	$
At January 1	(2,557)	(4,721)
Deferred income tax (expense) benefit through income statement	(371)	1,567
Deferred income tax benefit through OCI	7	597
At December 31	(2,921)	(2,557)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31,		December 31,
	2022	expiry dates	2021
	$		$
Non-capital losses	118,353	2023-2042	95,341
Exploration and evaluation assets	15,915	no expiry	4,796
Financing fees	3,242	2043 - 2046	4,912
Other	1,141	no expiry	1,622
Total	138,651		106,671

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2022, the Company has non-capital loss carry forwards in Canada aggregating $58,360 ( December 31, 2021: $49,322), which expire over the period between 2026 and 2042, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of nil ( December 31, 2021: nil).

At December 31, 2022, the Company has tax loss carry forwards in Mexico aggregating $70,393 ( December 31, 2021: $59,552) which expire over the period between 2023 and 2032, available to offset future taxable income in Mexico.

At December 31, 2022, the Company has tax loss carry forwards in the United States of America aggregating $3,807 ( December 31, 2021: $2,407), available to offset future taxable income in the United States of America.

At December 31, 2022, the Company has $2,557 ( December 31, 2021: $58) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated. There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

21.	SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company:

1.	Closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, at a price of $14.65 per common share.

2.

Closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share for aggregate gross proceeds of $17,133 (C$23,024).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the year ended December 31, 2022. It is prepared as of March 27, 2023 and should be read in conjunction with the audited consolidated financial statements of the Company for year ended December 31, 2022 together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov and on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated, references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Forward-Looking Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements” at the end of this MD&A.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (as defined herein) (44%), being developed with Fresnillo Plc (“Fresnillo”) (56%), the operator. The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day (“tpd”) processing plant. Underground mine production of mineralized development material commenced in the third quarter (“Q3”) of 2020, and an exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in project in Utah and the recently acquired Larder Project (as defined herein), located in the historically prolific Abitibi region of Canada.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

3.	HIGHLIGHTS – DECEMBER 31, 2022 & SUBSEQUENT TO THE YEAR END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✓

The Juanicipio Project was connected to the national power grid on December 28, 2022. With the entire system energized, commissioning of the plant commenced in early January 2023 with full load commissioning now underway.

✓	Juanicipio produced its first lead concentrate during March 2023 and expects its first commercial shipment of concentrate in the coming weeks.

✓	MAG reported net income of $17,644 or $0.18 per share for the year ended December 31, 2022 ($6,025 or $0.06 per share for the year ended December 31, 2021).

✓	MAG reported net loss of $825 or $(0.01) per share for the fourth quarter (“Q4”) of 2022 ($8,662 net income or $0.09 per share for Q4 2021).

✓	Discovery of the Carissa zone found in aggressive step-outs drilled 1 km to the southwest of the Deer Trail mine corridor.

✓	Closed a $42,558 bought deal public offering of common shares on February 7, 2023.

✓	Closed a $17,333 (C$23,024) bought deal private placement of common shares on February 16, 2023 on a “flow-through basis”.

✓

The Sustainalytics Environmental Social Governance (ESG) risk rating for MAG improved 27% to 33.5 from 46.0, over the last twelve months. Since the initiation of Sustainalytics coverage of MAG in April 2019 the overall score has improved by 46%.

OPERATIONAL (on a 100% basis unless otherwise noted)

✓

The beneficiation plant at the Juanicipio Project, which was recently energized following connection to the national power grid has commenced commissioning and full-scale ramp-up of milling activities. As reported by the operator, Fresnillo, the operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from the Juanicipio Project continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) on available capacity basis.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

✓	For the year ended December 31, 2022:
●

646,148 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 8,697,372 payable silver ounces, 20,268 payable gold ounces, 4,487 payable lead tonnes and 6,758 payable zinc tonnes produced and sold;

●	average silver head grade for the year was 520 grams per tonne (“g/t”); and
●

pre-commercial production revenue (net of treatment and processing costs) totalled $215,736, less $61,985 in mining and transportation costs, and $20,913 in depreciation and amortization, netting $132,838 in gross profit by Juanicipio.

✓	For the three months ended December 31, 2022:
●

165,786 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 1,825,680 payable silver ounces, 4,903 payable gold ounces, 1,058 payable lead tonnes and 1,673 payable zinc tonnes produced and sold;

●	average silver head grade for the quarter was 415 g/t; and
●

pre-commercial production revenue (net of treatment and processing costs) totalled $45,881 for the quarter, less $15,877 in mining and transportation costs and $5,861 in depreciation and amortization charges, netting $24,143 in gross profit by Juanicipio.

✓

At the end of the year, Juanicipio held cash balances of $1,102, down from $18,972 at the end of 2021, mainly as a result of continued capital expenditures, offset by higher margins. At the end of the quarter, Juanicipio held cash balances of $1,102, down from $18,176 at the end of Q3, impacted by continued capital expenditures, lower margins as a result of fewer milled tonnes, lower milled grades, additional working capital in preparation of operations startup and ongoing underground development expenditures, which were partially offset by higher metal prices.

✓

In the expectation of Juanicipio’s connection to the electrical grid in Q4, available plant capacity at the nearby Saucito and Fresnillo processing facilities was reduced, impacting milling performance by 8% in comparison to the previous quarter.

✓	Metal recovery and concentrate grades remain in line with expectations from the initial metallurgical test work conducted on Valdecañas.

CORPORATE

✓

On October 5, 2022, MAG published its inaugural Sustainability Report underscoring MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's Environmental, Social and Governance (ESG) commitments, practices, and performance for the 2021 year. A full copy of the report is available on the Company’s website at https://magsilver.com/esg/reports/. MAG has submitted its Sustainability Report as its Communication on Progress (“CoP”) to the United Nations Global Compact (“UN Global Compact”) and the CoP is published on the UN Global Compact website at https://www.unglobalcompact.org/what-is-gc/participants.

✓	In December 2022, the Company received a cash call amounting to $8,140 from Juanicipio.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

✓	During the year ended December 31, 2022, $3,564 (net of tax) of interest payments were received from Juanicipio (December 31, 2021: nil).

✓

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. Additionally, the Company closed a $17,333 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 common shares on a “flow-through basis” (as defined in the Income Tax Act (Canada)) (the “Flow-Through Shares”), including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share.

EXPLORATION

✓	Juanicipio Project:
●	Results of the Juanicipio 2021 exploration program (23 surface-based drill holes totaling 29,421 metres) were reported on May 13, 2022, and highlights include:

■

21 holes cut the Valdecañas Vein System, with most directed at the Valdecañas Vein Deep Zone plus coincidental intercepts of the Anticipada, Pre-Anticipada and various other hangingwall and footwall veins;

■	Most intercepts are comparable to previously drilled neighbouring holes with no major deviations from grade and thickness expectations; and,
■

Channel sampling of the advancing development headings and test stopes in the Valdecañas Vein Bonanza Zone shows that the grade distribution in the vein is very close to that shown by both surface and underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

●

With the completion of the 2021 exploration drill program, the intercept density on the Valdecañas Vein Deep Zone is now approaching that on the Bonanza Zone and confirms the continuity of mineralization in the Valdecañas Vein to depth.

●	The Juanicipio 2022 exploration program completed in Q4 (expended $7,824 on a 100% basis for the year ended December 31, 2022) totaling 25,858 metres and results of this drilling are pending.

●	Four holes were drilled at the new “Los Tajos” target (formerly: Cesantoni) (as defined herein) in the northwest part of the Juanicipio concession.

●

Infill drilling at Juanicipio continued in January 2023, and there are currently three rigs turning with the goals of testing Valdecañas Vein system at depth and further increasing the confidence of the Deep Zone resource.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

✓	Deer Trail Project (as defined herein), Utah:
●

Results from six of eight completed holes (10,973 metres total) in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17, 2023 and highlights include:

■

Carissa Zone Discovery: Holes DT22-09 & 10 contain, by far, the most widespread mineralization and strongest alteration drilled on the property. Both holes cut several hundred metres of progressively increasing Argentiferous (silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.

■

DT22-09 intercepted 273.8m of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

■	The lacing zone in Hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.
■	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.
■

Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along separate mineralization pathways from those responsible for Carissa.

■

The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems.

■

Assays are pending for completed holes DT22-11 & 12 and a large step out hole (DT22-13) has been completed 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of two major structures.

●

MAG plans on drilling offsets of the Carissa discovery as well as at least two regional targets and up to 2 porphyry targets, thought to be the ultimate source of the manto and skarn mineralization at Deer Trail and Carissa.

✓	Larder Project, Ontario:
●	In 2022 MAG initiated a comprehensive data review and drilling campaign on the recently acquired Larder Project. The drilling program focused below and lateral to potential mineralization shoots.

●	In total, 10 holes were drilled (10,413 metres) for which assays are pending.

●

Drilling continued in January 2023 in the Swansea area on the west side of the property. These holes tested a geophysical anomaly coincident with the Larder Break. All holes reached the target structure intercepting up to 50m of pervasive sericite +/- fuchsite/carbonate alteration and silicification within the targeted structure. Assays are pending.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

●	2023 will see continued drilling of the Swansea area, Bear and other priority 2rd order structures identified to be potential gold hosts.

✓	During the year ended December 31, 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective land claim package in the Black Hills of South Dakota.

4.	JUANICIPIO PROJECT

HISTORY AND BACKGROUND

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns the Juanicipio Project. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. As MAG has a 44% interest in each of Minera Juanicipio and Equipos Chaparral, the two are collectively referred to herein as “Juanicipio”.

MAG independently commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project, which was completed in accordance with NI 43-101 and announced by the Company on November 7, 2017. AMC subsequently prepared a revised version of the technical report titled “MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated)” with an effective date of October 21, 2017 and a revised date of January 19, 2018 (the “2017 PEA”). As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved the Juanicipio Project mine development on April 11, 2019, following which project construction commenced immediately and the underground mine development continued.

Development and exploration of, and production from, the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG being represented in all Juanicipio board of directors, technical committee, joint health and safety committee and ad-hoc meetings. Commissioning of the processing plant is under the guidance of an Engineering, Procurement and Construction Management contract entered into with an affiliate of Fresnillo. MAG’s share of project costs is currently being funded by operating cash flow from underground mine production, by cash calls through its 44% interest in Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest. An operator services agreement will become effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”). Both lead and zinc concentrate off-take agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”) (an affiliate of Fresnillo), under which both concentrates will be sold and treated at international benchmark market terms in Torreón, Mexico.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Underground development and construction of surface infrastructure and facilities has progressed largely according to the plan envisioned in the 2017 PEA, with the exception of the commissioning of the 4,000 tpd processing facility (see “Processing Plant Construction and Commissioning” below). The beneficiation plant at the Juanicipio Project, which was recently energized following connection to the national power grid, has commenced commissioning and full-scale ramp-up of milling activities. The operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) (see ‘Underground Mine Production’ below).

Total Juanicipio Project expenditures incurred and capitalized by Juanicipio (on a 100% basis) for the year ended December 31, 2022 amounted to $160,112 (year ended December 31, 2021: $254,830). Of the total expenditures, $123,432 (December 31, 2021: $244,255) are development expenditures, $7,824 (December 31, 2021: $6,296) are exploration expenditures, $25,268 (December 31, 2021: $nil) are sustaining capital expenditures (capital expenditures that are intended to maintain ongoing operations) and the remaining $3,587 (December 31, 2021: $4,279) is capitalized shareholder loan interest.

Total Juanicipio Project expenditures incurred and capitalized by Juanicipio (on a 100% basis) for Q4 2022 amounted to $46,320 (quarter ended December 31, 2021: $89,532). Of the total expenditures, $31,553 are development expenditures, $2,155 are exploration expenditures, $11,940 are sustaining capital expenditures and the remaining $672 is capitalized shareholder loan interest.

Gross profit (revenue less cost of sales including depreciation and amortization) from processing Juanicipio mineralized development and stope material at the Fresnillo plants for the year, and three months ended December 31, 2022 totalled $132,838 and $24,143 respectively (year and three months ended December 31, 2021: $60,064 and $31,775 respectively) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

UNDERGROUND MINE PRODUCTION

With the Juanicipio plant now in the commissioning and ramp-up phase, excess mineralized material from the Juanicipio Project continues to be campaign processed, subject to capacity availability, at the nearby Saucito and Fresnillo plants (both 100% owned by Fresnillo). Metals are refined and sold on commercial terms under long-term off-take agreements with an affiliate of Fresnillo. During the year and quarter ended December 31, 2022, approximately 63% and 70% respectively, of the total tonnage processed was through the Saucito plant. The Saucito plant flowsheet better resembles that of the Juanicipio flowsheet and will provide valuable metallurgical information as production ramps up at Juanicipio.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

In the year ended December 31, 2022, a total of 646,148 tonnes of mineralized development and stope material were processed through the Fresnillo plants. The resulting payable metals sold and processing details are summarized in the following table.

Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Year Ended December 31, 2022 (646,148 tonnes processed)				Year Ended December 31, 202
Payable Metals	Quantity	Average Per Unit $	Amount $	Amount $
Silver	8,697,372 ounces	21.70 per oz	188,722	71,369
Gold	20,268 ounces	1,823 per oz	36,958	10,702
Lead	4,487 tonnes	0.95 per lb.	9,380	2,387
Zinc	6,758 tonnes	1.57 per lb.	23,398	4,849
TCRCs and other processing costs			(42,722)	(12,768)
Provisional revenue adjustment related to 2020 sales (1)			-	(1,146)
Net Revenue			215,736	75,393
Mining and transportation costs			(61,985)	(15,329)
Depreciation and amortization			(20,913) (2)	-
Gross Profit			132,838	60,064

(1)  Provisional revenue for 2020 were finalized in Q1 2021 resulting in negative adjustment to net revenue of $1,146.

(2) The underground mine is now in stopes with mineralized development and stope material being processed through Fresnillo’s plants and refined and sold. The mine was considered readied for its intended use on January 1, 2022.

In the three months ended December 31, 2022, a total of 165,786 tonnes of mineralized development and stope material were processed through the Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in the following table. The sales and treatment charges for tonnes processed in Q4 2022 were recorded on a provisional basis and will be adjusted in the first quarter of 2023 based on final assay and pricing adjustments in accordance with the offtake contracts.

Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended December 31, 2022 (165,786 tonnes processed)				Q4 2021
Payable Metals	Quantity	Average Per Unit $	Amount $	Amount $
Silver	1,825,680 ounces	22.59 per oz	41,235	34,877
Gold	4,903 ounces	1,848 per oz	9,061	6,531
Lead	1,058 tonnes	0.94 per lb.	2,184	1,300
Zinc	1,673 tonnes	1.35 per lb.	4,975	2,729
TCRCs and other processing costs			(11,574)	(6,069)
Net Revenue			45,881	39,368
Mining and transportation costs			(15,877)	(7,593)
Depreciation and amortization			(5,861) (1)	-
Gross Profit			24,143	31,775

(1) The underground mine is now in stopes with mineralized development and stope material being processed through Fresnillo’s plants and refined and sold. The mine was considered readied for its intended use on January 1, 2022.

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

The average silver head grade for the mineralized development and initial stope material processed in the year and three months ended December 31, 2022 was 520 g/t and 415 g/t, respectively (year and three months ended December 31, 2021 was 470 g/t and 542 g/t, respectively). As per plan, and mine ramp-up, this increased grade for year 2022 reflects more stoped vein material being processed. Metal recovery and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas mineralized material.

The decrease in Q4 2022 net revenue quarter‐on‐quarter ($45,881 in the current quarter compared to $49,715 in the third quarter) was a function of a 20% reduction in blended metal volumes partially offset by a 18% increase in realized blended metal prices. The lower metal volume was driven predominantly by 8% fewer tonnes processed, as a result of reduced available plant capacity at nearby Saucito and Fresnillo plants, and 19% lower silver head grade.

From August 2020 to December 31, 2022, a total of 969,912 tonnes of mineralized material have been processed at the two Fresnillo processing plants. By bringing forward the start-up of the underground mine and processing mineralized development and stope material at the Fresnillo plants in advance of commissioning the Juanicipio plant, MAG and Fresnillo secured several positive outcomes for the Juanicipio Project:

●	generated cash-flow from production to offset some of the cash requirements of the initial and sustaining capital;
●	realized commercial and operational de-risking opportunities;
●	de-risked the flotation process and reagent mix through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
●	increased certainty around the geological block model prior to start-up of the processing plant; and
●	is expected to allow a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

PROCESSING PLANT CONSTRUCTION AND COMMISSIONING

The Juanicipio Project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, as previously reported, in late 2021, the Comisión Federal de Electricidad (“CFE”), a state-owned electrical company, notified Fresnillo that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended. This delay primarily related to staffing effects related to the COVID-19 pandemic on the state-owned electrical company. To mitigate the effect on cash flow generation from the Juanicipio Project while CFE approvals were pending, Fresnillo made available unused plant capacity at its Saucito and Fresnillo operations to process mineralized material produced at the Juanicipio Project during this period, matching commissioning and ramp up tonnages that were previously expected, where possible. On December 28, 2022, the Company announced its receipt of CFE approval, the completion of the electrical tie-in to the national power grid and the envisioned commissioning of the 4,000 tpd processing facility. Commissioning commenced in early January 2023 with feed of lower grade mineralized material to the grinding mills. Mineralized material has been conveyed to the fine ore bin and stockpiled for commissioning and ramp-up operations. Processing of higher-grade material is envisioned once the plant is fully commissioned and operating at steady state levels.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

UNDERGROUND DEVELOPMENT

As discussed above, the mineralized material encountered in underground development and from initial stopes at Juanicipio, is now being processed at Juanicipio as well as the nearby Fresnillo owned processing plants (see ‘Underground Mine Production’ above).

Once in full production, mineralized material from mining will be hauled to an underground crushing station and crushed underground. The crushed mineralized material will be trucked to the process plant until the conveyor ramp and belt are completed. The upper and lower segments of the conveyor ramp were connected in December 2022, greatly improving ventilation and allowing conveyor construction to begin. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via the conveyor ramp. The conveyor ramp provides access to the entire Valdecañas underground mining infrastructure and as mentioned above serves as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion with the #1 and #2 ventilation shafts commissioned and ventilating some of the lower areas of the mine.

Total underground development to date is approximately 60km (37 miles), including 13 km (8.1 miles) and 2.9 km (1.8 miles) completed during the year and three months ended December 31, 2022, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

●	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
●	making additional cross-cuts through the vein and establishing the initial mining stopes.
●	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
●	advancing the underground conveyor ramp to and from the surface processing facility from both faces; and
●	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill has been chosen as the mining method for the higher levels in this section. A trial longhole stope has been in operation for the past year, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein, and ultimately the west side as well once ground conditions improve with depth.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021. With various restrictions on hiring contractors, Fresnillo, as operator, internalized a significant portion of its contractor workforce and hence invested in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are now considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totalled approximately $25,268 on a 100% basis in the year ended December 31, 2022. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the initial project capital.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

PROJECT CAPITAL

With the plant now in the commissioning and ramp-up phase, final construction costs are expected to wind down. Meanwhile, the amount of mineralized material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month, and recently averaged 54,000 tonnes per month in 2022. During the commissioning and ramp-up of the Juanicipio plant, cash flow from ongoing processing, along with the cash held by Juanicipio at December 31, 2022 of $1,102 on a 100% basis, are expected to substantially fund any remaining capital requirements as Juanicipio approaches free cash flow generation. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), delayed commissioning (see Risks and Uncertainties below), tax payments or for additional sustaining capital in excess of the operating cash flow generated is expected to be funded by further cash calls required from Fresnillo and MAG (see ‘Liquidity and Capital Resources’ below).

OUTLOOK

With the delay in connecting the Juanicipio plant to the national power grid, Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to ramp up to the nameplate 4,000 tpd capacity in mid-to-late 2023 with a moderated impact on planned 2023 production due to the later than expected commissioning at Juanicipio (from mid-2022 to early 2023). An Operator Services Agreement will become effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Until the ramp-up of the Juanicipio processing plant is completed, excess mineralized material from Juanicipio may continue to be processed at the Fresnillo and Saucito processing plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex.

According to Fresnillo, the Juanicipio Project is expected to employ approximately 1,720 people once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

EXPLORATION – Juanicipio Project

Most of the Juanicipio concession remains unexplored with many untested targets still to be pursued within the property. Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to further trace mineralization to depth.

2022 Exploration Program

The expenditures for the 2022 exploration program totalled $7,824 on a 100% basis, for drilling designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. Drilling is in progress with 6 surface rigs as well as an additional underground rig. The drilling focused on infilling the Valdecañas Vein System including Anticipada, Pre-Anticipada and the Venadas structures. In total 25,858 metres were drilled in 2022.

Beginning in mid-January 2022, drilling of four holes began on the Los Tajos (formerly: Cesantoni Kaolinite Pits target (“Los Tajos”)) target in the northwestern corner of the Juanicipio concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Los Tajos structure. This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the northwest-trending Valdecañas Vein. Drilling was executed with a highly portable rig to minimize surface disturbance and was completed in Q3 2022.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Due to permitting restrictions, drilling was directed from east to west using depth-limited man-portable equipment. This meant the structure was drilled from its footwall. The structure appears to dip more shallowly to the west than expected and as a result the structure was intersected at a very high level. Drilling was stopped after four holes cut alteration only.

The Company expects to release assays results once testing is complete and the associated requisite quality assurance and quality control has been finalized.

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to consolidate and acquire 100% of the consolidated historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($19,358 expended to December 31, 2022) and $2,000 in advanced royalty payments ($650 paid to December 31, 2022), both over the 10-year term of the Deer Trail Agreement, by December 2028. The combined optional annual commitments do not exceed $2,500 per year until after 2025. All minimum obligatory commitments under the Agreement have been satisfied (see ‘Exploration and Evaluation Assets’ below).

The Company believes that the Deer Trail Project is a silver-rich carbonate replacement deposit. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus on the project is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicated lies just below the interlayered sedimentary and limestone sequence that hosts the historical Deer Trail mine mineralization. On this basis, the 2021 Phase I drill program saw the completion of three holes totaling 3,927 metres drilled from surface (see Press Release September 7, 2021). The program successfully fulfilled all three of its planned objectives by:

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

1)	Confirming the presence of a thick section of more favorable carbonate host rocks below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

A follow up program was completed in Q4 2022, and included 8 holes (10,973 metres total) in total, of which six holes were reported on January 17, 2023 and highlights include:

■

Carissa Zone Discovery: Holes DT22-09 & 10 contain, by far, the most widespread mineralization and strongest alteration drilled on the property. Both holes cut several hundred metres of progressively increasing AMOM, marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.

■

DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

■	The lacing zone in Hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.
■	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.
■

Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along separate mineralization pathways from those responsible for Carissa.

■

The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems.

■

Assays are pending for completed holes DT22-11 & 12 and a step-out hole (DT22-13) (1,184 metres) 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of two major structures.

Deer Trail Outlook

In 2023 MAG plans to drill offsets of the Carissa discovery as well as at least two regional targets and two porphyry targets, thought to be the ultimate source of the manto and skarn mineralization at Deer Trail and Carissa.

Other highly prospective areas of the large property package are being examined for further exploration and subsequent drill testing. Environmental baseline studies and permitting in these prospective areas are in process.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a C$3,000 convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

The Company has determined that the Gatling Transaction did not meet the definition of business combination under International Financial Reporting Standards (“IFRS”) 3 – Business Combinations and accordingly, has been accounted for as an asset acquisition.

The Larder Project hosts three gold deposits along the Cadillac-Larder Lake Break (the “Break”), 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with various mineral claims and various payments upon a production announcement. MAG has retained the Larder Project exploration team.

The Larder property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 7 km of strike length of the greater than 250 km long Break, a highly-productive regional first-order shear structure. Unlike in many other shear-hosted gold deposits, mineralization occurs on the Break as concentrated ore shoots along the major first-order structure as well as along related second or third-order structures. This relationship appears similar to that manifested at the nearby and adjoining well-known gold camps along the Break such as the Kerr-Addison mine (approximately 7 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depths below 500 metres on the main Break and along most of the subsidiary shear structures.

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

MAG is applying an integrated district-scale exploration model and new technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Lake Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region. This will focus efforts along not just the Break proper, but also along the many known, and geophysically indicated 2nd and 3rd order structures throughout the balance of the sparsely tested claim package. The Kir Vit prospect within the Larder claim package, is the most advanced of these and may be hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently in construction a few kilometers to the west.

MAG anticipates that the mineralization style and characteristics on this property may be similar as in neighbouring major camps, however, no assurance of this can be made. Readers are cautioned that, as the Company's exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those arising from adjacent properties.

Larder Project Outlook

MAG initiated a comprehensive data review and initial drilling campaign in the second half of 2022. The drilling program is focused below and lateral to previously identified mineralization. Together with concurrent groundwork, MAG also expects to advance other high priority targets on the property.

On February 16, 2023 MAG closed a bought deal flow-through financing for total proceeds of $17,333 (C$23,024) for the Larder Project. Plans are being finalized for aggressive, drilling intensive, exploration programs in 2023 and 2024.

7.	INVESTMENT IN JUANICIPIO

The Company’s investment relating to its interest in Juanicipio is detailed as follows for the year ended December 31, 2022 and the year ended December 31, 2021:

	December 31,	December 31,
	2022	2021
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	719	620
Interest earned, net of interest contributed to Investment in Juanicipio	(2,394)	(1,316)
Cash contributions and advances to Juanicipio	8,140	73,524
Total for the year	6,465	72,828
Income from equity accounted Investment in Juanicipio	40,767	15,686
Balance, beginning of year	291,084	202,570
Balance, end of year	338,316	291,084

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

During the year ended December 31, 2022, the Company incurred Juanicipio oversight expenditures of $719 (December 31, 2021: $620) and made cash advances of $8,140 to Juanicipio (December 31, 2021: $73,524).

A portion of the Investment in Juanicipio is in the form of interest-bearing shareholder loans. The majority of the interest charges within Juanicipio were capitalized to ‘Mineral interests, plant and equipment’ and as a result, capitalized interest recorded by the Company on the loan totaling $2,992 for the year ended December 31, 2022 (December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry. Offsetting this amount during the year ended December 31, 2022 was interest receivable of $419 (December 31, 2021: nil), which was rolled over and converted into a shareholder loan and $179 (December 31, 2021: nil) which was converted into additional shareholder capital. In addition, during the year ended December 31, 2022, $3,564 (net of tax) of interest payments were received from Juanicipio (December 31, 2021: nil).

During the year ended December 31, 2022, MAG recorded $40,767 income from its equity accounted Investment in Juanicipio (December 31, 2021: $15,686) as outlined in the following table.

	December 31,	December 31,
	2022	2021
	$	$
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	132,838	60,064
Consulting and administrative expenses	(8,436)	(1,929)
Extraordinary mining duty	(349)	(337)
Exchange losses and other	(7,458)	(1,363)
Net income before tax	116,595	56,435
Income tax expense	(26,348)	(20,784)
Net income for the year (100% basis)	90,247	35,651
MAG’s 44% share of income	39,709	15,686
Loan interest on mining assets - MAG 44%	1,058	-
MAG’s 44% share of income from equity accounted Investment in Juanicipio	40,767	15,686

8.	EXPLORATION AND EVALUATION ASSETS

Deer Trail Project

In 2018, the Company entered into an option agreement with a private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah, USA (see ‘Deer Trail Project’ above).  The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in December 2022. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,350 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of December 31, 2022, the Company has incurred $19,358 of eligible exploration expenditures on the property).

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Larder Project

The Company recognized $15,187 in exploration and evaluation assets associated with the Larder Project through the acquisition of Gatling.

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

As at December 31, 2022, the Company incurred $2,488 spend after acquisition costs, of which the majority, $1,232 were drilling costs.

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the full carrying amount of $10,471 during the year ended December 31, 2022. The Company holds no further interest in the project.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

9.	SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported under IFRS.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
	$	$	$
Income from equity accounted investment in Juanicipio	40,767	15,686	2,214
Interest income (1)	630	174	637
General and administrative expenses	12,352	11,361	9,055
Net income (loss) (2)	17,644	6,025	(7,097)
Net income (loss) per share	0.18	0.06	(0.08)
Diluted net income (loss) per share	0.18	0.06	(0.08)
Total assets (3)	407,829	372,372	323,082
Long term debt	Nil	Nil	Nil
Dividends (4)	Nil	Nil	Nil

Notes:

(1)

The Company’s only source of reported interest income during the years ended December 31, 2020, 2021 and 2022 was interest on cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. Pre-production revenues earned in Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above).

(2)

The Company’s normal course of business is to develop, explore and evaluate its mineral properties as appropriate. The income and loss variation from year to year above reflects, amongst other things, MAG’s income from its equity accounted Investment in Juanicipio of $40,767 in 2022, compared to $15,686 and $2,214 in 2021 and 2020 respectively, the periodic impairment of exploration and evaluation assets (a non-cash charge) of $10,471 in 2022 (nil in 2021 and 2020), and share based payment expense (a non-cash charge).

(3)

Included in ‘Total Assets’ at the end of 2022, the Company held $29,955 in cash, compared to $56,748 in December 31, 2021 and $94,008 at December 31, 2020. No financings were completed in the year ended December 31, 2022. In the year ended December 31, 2021, the Company closed a bought deal financing for gross proceeds of $46,151. In the year ended December 31, 2020, the Company closed a private placement and completed an at-the-market program for aggregate gross proceeds of $93,134. Also included in ‘Total Assets’ at the end of 2022, the Company’s Investment in Juanicipio totalled $338,316 compared to $291,084 and $202,570 at December 31, 2021 and 2020 respectively.

(4)

The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that all available funds will be used to finance the operations and growth of its business until positive cash flow is received from Juanicipio.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

10.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2022 vs. Year Ended December 31, 2021

	December 31,	December 31,
	2022	2021
	$	$

Income from equity accounted investment in Juanicipio	40,767	15,686
General and administrative expenses	(12,352)	(11,361)
General exploration and business development	(193)	(102)
Exploration and evaluation assets written down	(10,471)	-
Operating income	17,751	4,223

Interest income	630	174
Foreign exchange (loss) gain	(366)	61
Income before income tax	18,015	4,458

Deferred income tax (expense) benefit	(371)	1,567
Net income for the year	17,644	6,025

Income from equity accounted Investment in Juanicipio increased to $40,767 (December 31, 2021: $15,686), mainly due to processing significantly more (157% more) mineralized development and stope material, at an associated higher silver grade (11% higher), compared to the prior year, as described above in Underground Mine Production – Juanicipio Project and Investment in Juanicipio.

General and administrative expenses increased to $12,352 during the year ended December 31, 2022 (December 31, 2021: $11,361) due to:

●

the addition of a new Chief Sustainability Officer, a new Chief Financial Officer (“CFO”) and a new director as well as the severance payment made to a former officer who left the Company in May 2022 resulting in the increase in management compensation and consulting fees to $4,648 (December 31, 2021: $3,736);

●	increase in insurance expense to $2,024 (December 31, 2021: $1,316) as premiums increased significantly versus the prior year; and
●	increase in shareholder relations and travel to $419 and $160 respectively (December 31, 2021: $273 and $35) as the Company resumed attending in-person conferences and trade shows;

Offset by:

●

decrease in share-based payment expense (a non-cash item) for the year ended December 31, 2022 to $3,250 (December 31, 2021: $4,256) attributed to the change in the cadence of the award of certain equity grants in 2022. During the year ended December 31, 2022, the Company granted 230,089 stock options (December 31, 2021: 100,000), 87,375 PSUs (as defined herein) (December 31, 2021: nil) and 84,644 RSUs (as defined herein) (December 31, 2021: 10,000) to employees and consultants under its equity compensation plans. As well, the Company granted 32,426 DSUs (as defined herein) under the plan and 4,611 DSUs to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (December 31, 2021: 54,213 granted under the plan and 5,818 granted in lieu of cash retainer).

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Interest income increased to $630 (December 31, 2021: $174) as a result of significantly higher interest rates compared to the previous year.

Foreign exchange loss of $366 (December 31, 2021: $61 foreign exchange gain) in the year ended December 31, 2022, is related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency.

Exploration and evaluation assets written down by $10,471 was recorded by the Company during the year ended December 31, 2022 (December 31, 2021: nil) as described above in ‘Exploration and Evaluation Assets’.

Deferred income tax expense of $371 (December 31, 2021: $1,567 deferred income tax benefit) primarily driven by the income from the equity accounted Investment in Juanicipio.

As a result of the foregoing, net income for the year was $17,644 compared to $6,025 for the prior year.

Other Comprehensive (Loss) Income:

	December 31,	December 31,
	2022	2021
	$	$
Net income for the year	17,644	6,025

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(57)	(4,401)
Net of deferred tax benefit	7	597
Other comprehensive loss	(50)	(3,804)

Total comprehensive income	17,594	2,221

In other comprehensive (loss) income during the year ended December 31, 2022, MAG recorded an unrealized mark-to-market loss of $50 (net of $7 deferred tax benefit) (December 31, 2021: $3,804 mark-to-market loss, net of $597 deferred tax benefit) on equity securities.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

11.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at December 31, 2022, and 2021:

	December 31, 2022	December 31, 2022
	$	$
Cash	29,955	56,748
Other current assets	1,940	2,623
Total current assets	31,895	59,371
Investments	11	1,179
Investment in Juanicipio	338,316	291,084
Exploration and evaluation assets	37,259	20,254
Property and equipment	348	484
Total non-current assets	375,934	313,001
Total assets	407,829	372,372

Current liabilities	2,663	1,610
Non-current liabilities	3,470	3,241
Total liabilities	6,133	4,851
Total equity	401,696	367,521
Total liabilities and equity	407,829	372,372

Cash totalled $29,955 as at December 31, 2022 compared to $56,748 at December 31, 2021, and the decrease primarily reflects the use of cash in ongoing operating and investing activities (see ‘Cash Flows’ below). Other current assets as at December 31, 2022 included accounts receivable of $708 (December 31, 2021: $2,097) and prepaid insurance and other prepaid expenses of $1,232 (December 31, 2021: $526). The accounts receivable are comprised primarily of a receivable from Juanicipio related to interest on a portion of MAG’s shareholder advances (see ‘Related Party Transactions’ below).

Investments of $11 (December 31, 2021: $1,179) are comprised of equity securities held by MAG. The decrease in balance from the year ended December 31, 2021 is primarily the result of a divestiture of the majority of previously held marketable securities.

The Investment in Juanicipio balance increased from $291,084 at December 31, 2021 to $338,316 at December 31, 2022 and reflects MAG’s share of earnings from Juanicipio and its ongoing investment in Juanicipio, as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio’.

Exploration and evaluation assets as at December 31, 2022 increased to $37,259 (December 31, 2021: $20,254) reflecting the acquisition of Gatling and exploration expenditures incurred on the Deer Trail Project and Larder Project, partially offset by a $10,471 write-down of the Black Hills option earn-in property described above in ‘Exploration and Evaluation Assets’.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Property and equipment of $348 (December 31, 2021: $484) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities as at December 31, 2022 amounted to $2,663 (December 31, 2021: $1,610) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations.

Non-current liabilities as at December 31, 2022 of $3,470 (December 31, 2021: $3,241) includes the non-current portion of the lease obligation of $140 (December 31, 2021: $275), $409 for a reclamation provision (December 31, 2021: $409) and a deferred income tax liability of $2,921 (December 31, 2021: $2,557), the latter primarily driven by the income from the equity accounted Investment in Juanicipio.

12.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the years ended December 31, 2022 and December 31, 2021:

	For the year ended
	December 31	December 31
	2022	2021
	$	$
Operating activities before movements in non-cash working capital	(9,127)	(7,086)
Movements in non-cash working capital	409	364
Operating activities	(8,718)	(6,722)
Investing activities	(18,895)	(74,939)
Financing activities	928	44,136

Effect of exchange rate changes on cash	(108)	265

Decrease in cash during the year	(26,793)	(37,260)
Cash, beginning of year	56,748	94,008
Cash, end of year	29,955	56,748

Operating Activities

During the year ended December 31, 2022, MAG used $9,127 in cash for operations before movements in non-cash working capital, compared to $7,086 in the year ended December 31, 2021. More cash was expended in operations before working capital changes in the current period, primarily as a result of increased insurance premiums and management compensation and consulting fees, all as described above in ‘Review of Financial Results’. MAG’s movements in operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the year ended December 31, 2022 increased by $409 (December 31, 2021: increased by $364) primarily related to timing of receipts of receivables and payments of payables. The total use of cash from operating activities in the year ended December 31, 2022 was $8,718 (December 31, 2021: $6,722).

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the year ended December 31, 2022, the net cash used for investing activities amounted to $18,895 (December 31, 2021: $74,939). Included in these amounts was a portion of the Gatling acquisition costs of $2,653 (December 31, 2021: nil). In the year ended December 31, 2022, the Company used cash to fund advances to Juanicipio, which combined with the Company’s Juanicipio expenditure on its own account totalled $5,300, net of $3,564 received in interest (December 31, 2021: $73,524). In addition, MAG expended $12,018 (December 31, 2021: $7,169) on its exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above). During the year ended December 31, 2022, the Company received cash proceeds of $1,111 (December 31, 2021: $6,371) from the sale of certain equity securities originally acquired as part of its divestiture of non-core exploration properties in prior years.

Financing Activities

During the year ended December 31, 2022, 100,678 stock options were exercised for cash proceeds of $1,037 (December 31, 2021: 75,066 for cash proceeds of $985). During the year ended December 31, 2022, cash was used to pay a head office lease obligation of $109 (December 31, 2021: $91).

13.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except for per share amounts)):

		2022			2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	2,877	11,781	12,347	13,762	8,777	1457	4,820	632
Interest income (1)	295	216	18	101	22	25	42	85
General and administrative expenses	3,797	3,003	3,282	2,270	3,347	2,212	3,029	2,773
Net (loss) income (2)	(825)	8,227	7,562	2,680	8,662	(2,280)	3,305	(3,662)
Net (loss) income per share	(0.01)	0.08	0.08	0.03	0.09	(0.02)	0.03	(0.04)
Diluted net (loss) income per share	(0.01)	0.08	0.08	0.03	0.09	(0.02)	0.03	(0.04)

Notes:

(1)

The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Revenue within Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income (loss) from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above) which is reflected above in net income (loss) as applicable.

(2)

Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.” Net income from Q4 2021 onwards was positively impacted by processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above). Net income was negatively impacted in Q1 2022 by a write-down of an exploration property for $10,471.

(3)	Q4 2022 lower income in equity accounted investment in Juanicipio versus Q1-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 30% against comparative period.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

14.	FOURTH QUARTER

Three months ended December 31, 2022 vs. Three months ended December 31, 2021

	Three months ended
	December 31,	December 31,
	2022	2021
	$	$

Income from equity accounted investment in Juanicipio	2,877	8,777
General and administrative expenses	(3,797)	(3,347)
General exploration and business development	(82)	(28)
Operating income	(1,002)	5,402

Interest income	295	22
Foreign exchange gain (loss)	37	(53)
Income before income tax	(670)	5,371

Deferred income tax (expense) benefit	(155)	3,291
Net (loss) income for the period	(825)	8,662

Income from equity accounted Investment in Juanicipio during the three months ended December 31, 2022 decreased to $2,877 (December 31, 2021: $8,777), mainly due to lower margins of $7,632 (higher production costs and depreciation of $8,284 and $5,861 respectively, offset by higher net revenue of $6,513), as per planned ramp-up of operations and mine being brought into commercial production in January 2022, and one-time fixed asset write-down of $3,734 when compared to previous year comparative period.

General and administrative expenses increased to $3,797 during the three months ended December 31, 2022 (December 31, 2021: $3,347) due to:

●	increase in insurance expense to $541 (December 31, 2021: $356) as premiums increased significantly versus prior year comparative period;
●	increase in share-based payment expense (a non-cash item) to $932 relating to equity incentives granted to new and existing employees, consultants and directors (December 31, 2021: $682).

Interest income increased to $295 (December 31, 2021: $22) as a result of significantly higher interest rates compared to previous year comparative period.

Foreign exchange gain of $37 (December 31, 2021: $53 foreign exchange loss) in the three months ended December 31, 2022, is related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Deferred income tax expense of $155 (December 31, 2021: $3,291 deferred income tax benefit) primarily driven by the income from the equity accounted Investment in Juanicipio.

As a result of the foregoing, net loss for the period was $825 compared to $8,662 net income in the same quarter of the prior year.

15.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2022, MAG had working capital (current assets less current liabilities) of $29,232 (December 31, 2021: $57,761) including cash of $29,955 (December 31, 2021: $56,748) and no long-term debt. At December 31, 2022, Juanicipio had negative working capital of $1,395 including cash of $1,102 (MAG’s attributable share is 44%). MAG does not currently receive dividends or have cash flow from operations, and therefore the Company may require additional capital in the future. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

Revolving Credit Facility

In Q4 2021, the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility in order to give MAG additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed. MAG continues to work on the definitive documentation for the facility along with other customary conditions required to put the facility into place. Until the facility closes, there is no funding available to MAG under the terms of the commitment letter.

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

With the plant now in the commissioning and ramp-up phase (see ‘Processing Plant Construction and Commissioning – Juanicipio Project’ above), final initial capital costs are expected to wind down. Meanwhile, as a result of the delay with the connection of the beneficiation plant to the national power grid, the amount of mineralized development and stope material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month, and averaged 54,000 tonnes per month during the year 2022. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), delayed commissioning (see ‘Risks and Uncertainties’ below), tax payments, or additional sustaining capital in excess of the operating cash flow generated is expected to be funded by further cash calls required from Fresnillo and MAG.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Expected Use of Proceeds and Financings

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242. In the Company’s prospectus supplement dated November 23, 2021 to a short form base shelf prospectus dated April 23, 2020, the Company provided the expected use of net proceeds with respect to the offering as follows:

Description	$Amount
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	$17,500
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project (2021-2022)	16,700
Working capital and general corporate purposes	9,000
Total Estimated Use of Proceeds in the Prospectus Supplement dated November 23, 2021	$43,200

As noted above in ‘Cash Flows’, MAG expended $14,671 on its exploration and evaluation properties (excluding Juanicipio Project’s exploration expenditures as directly funded by Juanicipio) in the year ended December 31, 2022 corresponding to the exploration expenditures in the first category above ($2,829 remaining), and MAG used $8,718 during the year ended December 31, 2022 for operations corresponding to the working capital and general corporate purposes above ($282 remaining). In December 2022, MAG advanced $8,140 to Juanicipio and estimates that the full amount was used on development and sustaining capital not included in the initial project capital ($8,560 remaining). In the event the remaining development and sustaining capital expenditures at Juanicipio are funded from existing cash flows being generated from processing mineralized material (see ‘Funding of the Juanicipio Project Capex and other Juanicipio related expenditures’ above), and there are no further cash calls, the funds designated for that use will be deployed on other exploration, working capital and general corporate purposes. Otherwise, it is expected that the full use of proceeds once expended, will align with the above estimates, and the actuals will be reported in future MD&A.

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. In the Company’s short form prospectus dated February 2, 2023, the Company provided the expected use of net proceeds with respect to the offering as follows:

Description	$Amount
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	$17,600
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project	$14,200
Working capital and general corporate purposes	$11,700
Total Estimated Use of Proceeds in the Short Form Prospectus dated February 2, 2023	$43,500

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Additionally, the Company closed a $17,333 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share for aggregate gross proceeds of $17,333 (C$23,024). Total proceeds are intended for the Larder Project, whereby plans are being finalized for aggressive, drilling intensive, exploration programs in 2023 and 2024.

16.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2022 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures (3)	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Contractual commitments	710	297	338	75	-
Total Obligations and Commitments	710	297	338	75	-

1)

Although MAG Silver makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

2)

According to the operator, Fresnillo, as at December 31, 2022, contractual commitments including project development and for continuing operations total $16,234 (December 31, 2021: $36,682) and purchase orders issued for project capital, sustaining capital, and continuing operations total $31,575 (December 31, 2021: $43,584) with respect to the Juanicipio Project, both on a 100% basis.

3)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 11 ‘Exploration and Evaluation Assets’ of the Company's audited consolidated financial statements for the year ended December 31, 2022. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended December 31, 2022.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

17.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at March 27, 2023, the following common shares, stock options, replacement stock options and warrants, RSUs, PSUs and DSUs were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life

Common shares	102,852,604	n/a	n/a
Stock options	991,448	C$12.75 – C$23.53	1.0 to 4.1 years
Replacement stock options	41,116	C$21.40 – C$39.86	0.3 to 1.4 years
Replacement warrants	19,090	C$35.17 – C$35.29	0.3 year
Performance Share Units (“PSUs”) (1)	231,254	1:1(1)	1.0 to 4.7 years
Restricted Share Units(“RSUs”)	101,059	1:1	1.0 to 4.7 years
Deferred Share Units (“DSUs”) (2)	420,115	1:1	n/a (2)
Fully Diluted	104,656,686

(1) Includes 62,004 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting target range from 50% (31,002 PSUs) to 150% (93,006 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

18.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

19.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine conflict, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounter tribal, First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

20.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available on SEDAR at www.sedar.com and incorporated by reference herein.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 16 of the consolidated financial statements of the Company as at December 31, 2022. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and political and country risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 15 of the consolidated financial statements of the Company as at December 31, 2022.

21.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

22.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

	December 31,	December 31,
	2022	2021
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	372	436
Travel and expenses	30	29
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	54	54
Field exploration services	165	167
Share-based payments	456	477
	1,077	1,163

All transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered.  A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2022 is $104 related to these services (December 31, 2021: $22).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo property to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2022 (%)	2021 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at December 31, 2022, as publicly reported. Juanicipio is governed by shareholder agreements and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio.

As at December 31, 2022, Fresnillo and the Company have advanced $237,857 as shareholder loans (MAG’s 44% share $104,653) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. Prior to January 1, 2022, the interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment. However, with the mine being brought to commercial production in 2022, a portion of the interest accrued within Juanicipio is now being expensed whereas the remainder, pertaining to the plant, continues to be capitalized. Capitalized interest recorded by the Company on the loans totaling $2,992 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry.

During the year ended December 31, 2022, compensation of key management personnel (including directors) was as follows:

	December 31,	December 31,
	2022	2021
	$	$
Salaries and other short term employee benefits (1)	2,457	1,941
Share-based payments	1,774	2,219
	4,231	4,160

(1) Includes $382 severance paid to a former executive of the Company.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer (the “CEO”), the CFO and the Chief Sustainability Officer.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

23.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2022. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2022. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2022.

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting period if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of profit and loss in the period when the new information becomes available.

As at December 31, 2022 and December 31, 2021, the Company did not have any indicators of impairment.

(iii)	Commercial production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences. In determining commercial production and when the mine and processing facility are available for use in the manner intended by management, the following factors are considered:

i)	Operational commissioning of major mine and plant components is complete;
ii)	Intended operating results are being achieved consistently for a period of time (i.e. consistent level of throughput, sustained plant recovery levels, etc.);
iii)	There are indicators that these operating results will be continued; and
iv)

Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Significant estimates used in the preparation of these financial statements include: estimates of the recoverable amount and any impairment of exploration and evaluation assets, mine development costs, and investment in associates; recovery of receivable balances including value added taxes; estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist; estimates of mineral stockpile inventory valuation; recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; provisions including closure and reclamation; contingent liabilities; share-based payment expense; and income tax provisions. Further details follow:

(i)	Revenue

Revenue recorded at the Juanicipio Project, which is reflected as a component in the Company’s profit or loss from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

(ii)	Value Added Tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

(iii)	Inventory valuation

Ore stockpiles, work-in-process and concentrates are valued at the lower of cost and net realizable value. The assumptions used in the valuation of inventories include estimates of the amount of estimated recoverable silver and other metals in the ore stockpiles and other in-process inventories, estimated future production costs to convert the inventory into saleable form and associated selling costs, and an assumption of the silver, gold, zinc and lead prices expected to be realized. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its ore stockpiles, work-in-process and concentrates inventories, which would reduce earnings and working capital.

(iv)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

(v)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

(vi)	Fair value measurement: share-based compensation

The Company uses valuation techniques in measuring the fair value of equity-settled share-based payment awards, which requires the Company to make certain estimates, judgements, and assumptions in relation to the expected life, expected volatility, expected risk‐free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgements, and assumptions include stock options expected life, expected volatility, expected risk‐free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgements, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

24.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During the year ended December 31, 2022, the Company early adopted Amendments to International Accounting Standards (“IAS”) 1 Presentation of Financial Statements (effective January 1, 2023). These amendments require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial. The implementation of these amendments did not have a significant impact on the disclosure of accounting policy information for the Company’s December 31, 2022 annual financial statements.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Except for IAS 1 discussed above, and those standards or amendments to standards that were early adopted in a prior year, there were no new standards or amendments to standards effective January 1, 2022 that impacted the Company’s consolidated financial statements.

(b)	Accounting standards and amendments issued but not yet adopted

The Company has not applied the following amendments to standards that have been issued but are not yet effective:

●

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (effective January 1, 2023) introduce a definition of ‘accounting estimates’ and clarify the difference between changes in accounting policies and changes in accounting estimates. These amendments will impact changes in accounting policies and changes in accounting estimates made after these amendments are adopted by the Company. Management is currently assessing the impact of these amendments.

●

Amendments to IAS 12, Income Taxes (effective January 1, 2023) clarify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of the related asset and liability. Management reviewed its global tax provision and concluded that there were no deferred taxes being netted or not recognized from a single tax treatment and has not applied the initial recognition exemption. Management expects no changes will be required to the Company’s tax provision as a result of these amendments.

●	Amendments to IAS 1, Presentation of Financial Statements (effective January 1, 2024):
o

Clarify the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer or accelerate settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendments also introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. Management is currently assessing the impact of these amendments.

o

Clarify that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current. In addition, the amendments require a company to disclose information about these covenants in the notes to the financial statements. Management is currently assessing the impact of these amendments.

●

Amendments to IFRS 16, Leases (effective January 1, 2024) explain how an entity accounts for a sale and leaseback after the transaction date. The amendments clarify how a seller-lessee should subsequently measure lease liabilities and when it is appropriate to record a gain or loss on these transactions. The amendments apply to all sale and leaseback transactions entered since the effective date of IFRS 16 (January 1, 2019) and the effective date of this amendment. Management is currently assessing the impact of these amendments.

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

There are no other IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the consolidated financial statements on the Company.

25.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at December 31, 2022.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022 through inquiry and review, as well as by drawing upon their own relevant experience. The CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2022.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The audited consolidated financial statements and MD&A for the year ended December 31, 2022 were approved by the Board on March 24, 2023. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and the CFO have concluded that the Company’s internal controls and procedures are effective as at December 31, 2022.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

26.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form dated March 27, 2023 is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

27.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

●	statements regarding the anticipated time and capital schedule to production;
●	the expected timeline to commercial production at the Juanicipio Project;
●	statements that address our expectations with respect to the timing and success of plant commissioning activities, including the anticipated ramp-up of the processing plant at the Juanicipio Project;
●	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
●	the estimation of Mineral Resources;
●	estimated future exploration and development expenditures and other expenses for specific operations;
●	the expected capital, sustaining capital and working capital requirements to achieve commercial production at the Juanicipio Project, including the potential for additional cash calls;
●	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
●	expected upside from additional exploration;
●	expected capital requirements and adequacy of current working capital for the next year; and
●	other future events or developments.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst other: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks relating to the development of the Juanicipio Project and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks (and COVID-19); supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR at www.sedar.com.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

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